UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Terra Property Trust, Inc.

(Name of Issuer)

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Vikram S. Uppal

205 West 28th Street, 12th Floor

New York, New York 10001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,484,763.59
	8	SHARED VOTING POWER 17,029,775.95
	9	SOLE DISPOSITIVE POWER 2,484,763.59
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,514,539.54(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.19%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,029,775.95
	9	SOLE DISPOSITIVE POWER 17,029,775.95
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,029,775.95(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.98%(2)
14	TYPE OF REPORTING PERSON IA

(1)  The 19,514,539.54 aggregate shares of Class B Common Stock, $0.01 par value per share (each a “Share”), of Terra Property Trust, Inc., a Maryland corporation (the “Issuer”), beneficially owned includes (i) 2,457,684.59 Shares owned by Terra Income Fund International, a Cayman Islands exempt corporation (“TIFI”) and Terra Secured Income Fund 5 International, a Cayman Islands exempt corporation (“TIF5 International”) through Terra Offshore Funds REIT, LLC, a Delaware limited liability company (“Terra Offshore REIT”), (ii) 17,029,775.95 Shares owned by Terra Secured Income Fund 5, LLC, a Delaware limited liability company (“Terra Fund 5”) and Terra Secured Income Fund 7, LLC, a Delaware limited liability company (“Terra Fund 7”) through a controlled subsidiary, Terra JV, LLC, a Delaware limited liability company (“Terra JV”), and (iii) 27,079 Shares issued to Terra Capital Partners, LLC, a Delaware limited liability company (“Terra Capital Partners”), in connection with the completion of the merger of Terra Income Fund 6, Inc. with and into Terra Income Fund 6, LLC (formerly “Terra Merger Sub, LLC”), a wholly owned subsidiary of the Issuer. Terra REIT Advisors serves as manager to each of TIFI and TIF5 International, and also serves as adviser to Terra Offshore REIT. Terra REIT Advisors is managed by, and is a wholly-owned subsidiary of, Terra Capital Partners.

(2)  The percentage is based upon 24,335,429 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed with the Securities and Exchange Commission on May 12, 2023.

(3)   Represents the 17,029,775.95 Shares owned by Terra Fund 5 and Terra Fund 7 through Terra JV. Terra JV is managed by Terra Fund 5 and Terra Fund 7, its managing members. Terra Fund 5 is managed by Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”), its managing member. Terra Fund 7 is managed by a wholly-owned subsidiary of Terra Fund Advisors, which in turn is managed by Terra Fund Advisors. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. Mr. Vikram Uppal is the sole member of the board of managers of Terra Fund Advisors.

This Amendment No. 2 (“Amendment No. 2”) supplements and amends the Schedule 13D filed on March 16, 2020 (the “Original Filing”), as amended by Amendment No. 1 filed on October 1, 2022 (“Amendment No. 1”), by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)     This Schedule 13D is filed by Terra Capital Partners, LLC, a Delaware limited liability company (“Terra Capital Partners”) and Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”) (the foregoing collectively, the “Reporting Persons”), and is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), pursuant to the Statement Appointing Designated Filer included as Exhibit 2 hereto.

(b)     The principal business address of each of the Reporting Persons is 205 West 28th Street, 12th Floor, New York, New York 10001.

(c)     The principal business of each of Terra Capital Partners and Terra Fund Advisors is to engage in any lawful business, purpose or activity that may be undertaken by a limited liability company organized under and governed by the Delaware Limited Liability Company Act.

Terra REIT Advisors, LLC, a Delaware limited liability company (“Terra REIT Advisors”), the external manager of the Issuer, serves as manager to each of Terra Income Fund International, a Cayman Islands exempt corporation (“TIFI”) and Terra Secured Income Fund 5 International, a Cayman Islands exempt corporation (“TIF5 International”), and also serves as adviser to Terra Offshore Funds REIT, LLC, a Delaware limited liability company (“Terra Offshore REIT”). Terra REIT Advisors is member managed, and is a wholly-owned subsidiary of Terra Capital Partners. Terra Fund Advisors is the manager of Terra Secured Income Fund 5, LLC, a Delaware limited liability company (“Terra Fund 5”). Terra Fund Advisors also manages a wholly-owned subsidiary that is the manager of Terra Secured Income Fund 7, LLC, a Delaware limited liability company (“Terra Fund 7”). Terra Fund 5 and Terra Fund 7 own their Shares through a controlled subsidiary, Terra JV, LLC, a Delaware limited liability company (“Terra JV”), of which each is a managing member. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. Mr. Vikram Uppal is the sole member of the board of managers of Terra Fund Advisors.

Terra Capital Partners exercises sole voting and dispositive power over the Shares owned by TIFI and TIF5 International through Terra Offshore REIT, and shares voting power over the Shares owned by Terra Fund 5 and Terra Fund 7 through Terra JV. Terra Fund Advisors exercises sole dispositive power and shared voting power over the Shares owned by Terra Fund 5 and Terra Fund 7 through Terra JV. Terra Capital Partners may be deemed to beneficially own the Shares that are owned by Terra Fund 5 and Terra Fund 7, through Terra JV, and the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT. Terra Fund Advisors may be deemed to beneficially own the Shares that are owned by Terra Fund 5 and Terra Fund 7 through Terra JV.

However, neither Terra Capital Partners nor Terra Fund Advisors has any ownership interest in these Shares, other than Terra Capital Partners’ ownership interest in the 27,079 Shares issued to it in connection with the Merger (as defined in Amendment No. 1) in exchange for its shares of Terra BDC Common Stock (as defined in Amendment No. 1) (the “Merger Shares”). Accordingly, each of Terra Capital Partners and Terra Fund Advisors disclaims beneficial ownership of the Shares owned by Terra Fund 5 and Terra Fund 7, through Terra JV, and the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such persons are the beneficial owners of such shares for purposes of Section 16 of the Act or for any other purpose.

(d)     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or formal order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is a Delaware limited liability company.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The information disclosed under Item 6 below is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Terra Fund Advisors, as the managing member of Terra Fund 5 and the sole member of the managing member of Terra Fund 7, may be deemed to beneficially own the 17,029,775.95 Shares owned by Terra Fund 5 and Terra Fund 7 through Terra JV, or approximately 69.98% of the outstanding Shares.

Terra Capital Partners may be deemed to beneficially own the 19,514,539.54 Shares in aggregate consisting of (1) the Shares owned by Terra Fund 5 and Terra Fund 7, through Terra JV, (2) the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT and (3) the Merger Shares owned by Terra Capital Partners, or 80.19% of the outstanding Shares.

However, neither Terra Capital Partners nor Terra Fund Advisors has any ownership interest in these Shares, other than Terra Capital Partners’ ownership interest in the Merger Shares. Accordingly, each of Terra Capital Partners and Terra Fund Advisors disclaims beneficial ownership of the Shares owned by Terra Fund 5 and Terra Fund 7, through Terra JV, and the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such persons are the beneficial owners of such shares for purposes of Section 16 of the Act or for any other purpose.

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

(b)	Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	Not applicable.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On June 27, 2023, the Issuer entered into an Agreement and Plan of Merger, as it may be amended from time to time (the “WMC Merger Agreement”) with Western Asset Mortgage Capital Corporation, a Delaware corporation (“WMC”), and Maverick Merger Sub, a Maryland limited liability company and wholly owned subsidiary of WMC (“WMC Merger Sub”), which provides for, among other things (i) the merger of the Issuer with and into WMC Merger Sub, with the Issuer surviving such merger (the “WMC Merger”) and (ii) the issuance of shares of Class B common stock, $0.01 par value per share, of WMC to the holders of Shares pursuant to the WMC Merger Agreement (the “WMC Stock Issuance”). Capitalized terms used and not defined in this Item 6 have the meanings assigned to such terms in the WMC Merger Agreement.

In connection with the execution and delivery of the WMC Merger Agreement, on June 27, 2023, Terra JV and Terra Offshore REIT entered into a voting agreement (the “WMC Voting Agreement”) with WMC. Under the WMC Voting Agreement, at any meeting of the stockholders of the Issuer called with respect to the following matters or at which any of the following matters are acted upon, and at every adjournment or postponement thereof, each of Terra JV and Terra Offshore REIT agreed to vote, or cause the holder of record on any applicable record date to vote, all Shares (the “Voting Shares”) that are then owned by each of them and entitled to vote: (i) in favor of the Company Stockholder Approval and (ii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of, the WMC Merger Agreement or the WMC Merger or against any Company Competing Proposal. Notwithstanding the foregoing, Terra JV and Terra Offshore REIT will retain at all times their existing rights to vote their respective Voting Shares (or to direct how their respective Voting Shares will be voted) in their sole discretion without any other limitation on any matters other than those already existing, or described above, until termination of the WMC Voting Agreement.

For the term of the WMC Voting Agreement, each of Terra JV and Terra Offshore REIT will not (i) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent or execute any written consent in or with respect to any or all of their respective Voting Shares, with any such proxy, power-of-attorney, authorization or consent purported to be granted being void ab initio, or (ii) deposit or permit the deposit of any of their respective Voting Shares into a voting trust, except, in each case, pursuant to the WMC Voting Agreement. The WMC Voting Agreement also contains customary restrictions on Terra JV and Terra Offshore REIT transferring their respective Voting Shares while the WMC Voting Agreement is in force.

The WMC Voting Agreement and the obligations of Terra JV and Terra Offshore REIT will terminate upon the earlier to occur of (i) such date and time as the WMC Merger Agreement will have been validly terminated pursuant to Article VIII thereof, (ii) the Effective Time, (iii) the termination of the WMC Voting Agreement by mutual written consent of the parties thereto, (iv) the time that the Issuer’s board of directors has effected a Company Change of Recommendation, or (v) the one year anniversary of the date of execution of the WMC Voting Agreement.

The foregoing summaries of the WMC Merger Agreement, the WMC Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of (i) the WMC Merger Agreement, which is anticipated to be set forth as an exhibit to a Form 8-K that will be filed by the Issuer with the Securities and Exchange Commission after the date of this Schedule 13D/A and is incorporated herein by reference, and (ii) the WMC Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Voting Agreement, dated as of June 27, 2023, by and among Western Asset Mortgage Capital Corporation, a Delaware corporation, Terra JV, LLC, a Delaware limited liability company, and Terra Offshore Funds REIT, LLC, a Delaware limited liability company.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

Terra Capital Partners, LLC

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Authorized Signatory